Exhibit 99.59

[Sandstorm Gold Logo]

For Immediate Release:

SANDSTORM GOLD ANNOUNCES THE COMPLETION OF UNDERGROUND CONSTRUCTION AT BRIGUS GOLD’S BLACK FOX MINE AND PAYMENT OF US$9 MILLION TO METANOR RESOURCES

Vancouver, British Columbia, March 30, 2011 – Sandstorm Gold Ltd. (“Sandstorm”) (TSX-V: SSL) is pleased to report that Brigus Gold Corp. (“Brigus”) (TSX: BRD) has successfully completed construction of the new underground infrastructure at its Black Fox Mine (“Black Fox”). Underground ore production is underway and is expected to exceed 250 tonnes per day (“tpd”) at the end of March 2011, reach commercial production in April 2011 and ramp up to 1,100 tpd by the end of 2011. The anticipated increase in production is due in part to the new 1.1 kilometre ramp leading from surface to the 235 metre level underground, enabling Brigus to use its much larger and more productive haulage fleet.

While the underground infrastructure was being constructed, mining from Phase 1 open pit operations were restricted, but Phase 2 open pit operations commenced on March 23, 2011 following the commissioning of a new ventilation and service raise and removal of the old facility. The Black Fox Mill is expected to operate with feed coming from both the underground and the open pit at 2,000 tonnes per day.

Under the terms of the gold purchase agreement announced on November 9, 2010, Sandstorm is entitled to purchase 12% of the life of mine gold produced from Black Fox at a per ounce price equal to the lesser of US$500 and the then prevailing market price of gold. For more information on the Black Fox Mine please visit the Brigus Gold website at www.brigusgold.com.

Metanor Resources

Sandstorm has remitted US$9 million to Metanor Resources Inc. (“Metanor”) (TSX-V: MTO) in accordance with the gold purchase agreement announced on January 17, 2011. Under the terms of the agreement, Sandstorm is entitled to purchase 20% of the life of mine gold produced from the Bachelor Lake project at a per ounce price equal to the lesser of US$500 and the then prevailing market price of gold.

Metanor has now received US$14 million from Sandstorm with the final US$6 million payment scheduled for September 1, 2011. For more information on the Bachelor Lake project please visit the Metanor website at www.metanor.ca.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM

[Sandstorm Gold Logo]

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp. and Metanor Resources Inc. For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM

[Sandstorm Gold Logo]

Contact Information:

Investor Relations Contact

Denver Harris

(604) 689-0234

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM